EXHIBIT 99.2

News Release
  TSX:RMX | NYSE.MKT:RBY

November 24, 2014

Rubicon and Wabauskang First Nation Reach a Settlement Agreement
and an Exploration Accommodation Agreement

TORONTO, Ontario - Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce that is has entered into a Settlement Agreement (“Settlement”) and an Exploration Accommodation Agreement (“EAA”) with Wabauskang First Nation (“WFN”).

Under the Settlement, WFN has agreed to discontinue its appeal against Rubicon regarding the August 28, 2014 decision made by the Ontario Divisional Court to dismiss the application for judicial review in respect of Rubicon’s production closure plan for its fully-permitted Phoenix Gold Project (the “Project”). In turn, an EAA has been signed and terms of a potential benefits agreement are outlined in the Settlement.

The EAA governs the Company’s exploration work on WFN lands, which includes the continuing exploration work being done at the Phoenix Gold Project.  The key features of the EAA include the following:

●	WFN will support Rubicon’s exploration work, including support of the application for licenses and permits for such work;

●	The Company will provide certain benefits to WFN based on exploration expenditures incurred by Rubicon on its mineral claims within lands used by WFN;

●	Rubicon will work in good faith to identify employment opportunities for WFN members in accordance with agreed principles;

●	Rubicon will follow industry best environmental practices and will work with WFN to incorporate WFN’s cultural values and traditional knowledge into its environmental programs;

●	Rubicon will work with WFN to protect culturally sensitive sites as identified by WFN; and

●
Rubicon and WFN will work together in good faith during the negotiation of a benefits agreement, which would include discussions on further benefits and contracting opportunities for WFN businesses, and further support for Rubicon projects.

PR14-20 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Our community is feeling positive that we have reached an agreement,” said Wabauskang Chief Martine Petiquan. “The agreement with Rubicon provides the foundation for a long-term, mutually respectful relationship that recognizes and respects our Treaty rights and provides protection for our lands.”

“These agreements are a huge step towards a respectful and mutually beneficial long-term partnership with the Wabauskang First Nation,” commented Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “We also look forward to finalizing a long-term benefits agreement with WFN in the near future.”

 About Wabauskang First Nation

Wabauskang First Nation is a signatory to Treaty 3. Wabauskang First Nation is located adjacent to Perrault Falls, ON, approximately 100 kilometres south of Red Lake, ON, and is accessible from Highway 105, south of the town of Ear Falls, ON.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tons per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding potential production being achieved in mid-2015 and the completion of a collaborative benefits agreement with WFN.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power issues, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements

PR14-20 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR14-20 For more information, contact Allan Candelario, Director of Investor Relations
Phone: 1.866.365.4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto, ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release